

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Michael Chao Du
Chief Financial Officer
17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
100102 People's Republic of China

> **Re: 17 Education & Technology Group Inc.**
> **Annual Report on Form 20-F**
> **Filled April 26, 2023**
> **File No. 001-39742**

Dear Michael Chao Du:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F filed April 26, 2023

Item 3. Key Information, page 4

1.  We note that certain of your subsidiaries are located in Hong Kong. Revise to discuss the applicable laws and regulations in Hong Kong, including how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

2.  Please revise to expand your disclosure about the risks associated with your contractual arrangements with the VIEs. State that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese

regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

3.      Please revise to provide early in the document a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Provide a description of the series of contractual agreements which you state contain substantially similar terms that and through which you claim to be able to direct the activities of and derive economic benefits from the VIEs. Identify clearly the entity in which investors own or can purchase their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Permissions Required from mainland China Authorities for Our Operations, page 5

4.      We note your disclosure that "[y]our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from mainland China government authorities that are material for the business operations." Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and state affirmatively whether you have received all requisite permissions or approvals. The disclosure here should not be qualified by materiality. State the basis for your conclusion that you are not required to obtain permissions from the CSRC, CAC, or any other governmental agency that is required to approve the VIE's operations. Additionally, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Holding Foreign Companies Accountable Act, page 6

5.      We note your indication that you "do not expect to be identified as a Commission-Identified Issuer under the HFCAA after [you] file this annual report on Form 20-F." And yet in the same paragraph you acknowledge that you would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year in which the PCAOB determines that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong,

such as your accounting firm, to issue an audit report. In future filings, revise to remove your reference that you do not expect to be identified as a Commission-Identified Issuer, in light of the uncertainties you express here. Make similar changes in your risk factor disclosure. Also revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations affects your company.

Cash Flows through Our Organization, page 7

6.      Please expand your disclosure about how cash is transferred through your organization. We note that you quantify amounts transferred between you, your PRC subsidiaries, and consolidated VIEs for the years ended December 31, 2020, 2021 and 2022. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please further revise your disclosure to address cash in the business and restrictions applicable to Hong Kong or your Hong Kong entities, as you have done with respect to cash in the PRC and your PRC entities. Additionally, please revise to provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to these other discussions.

7.      Please elaborate upon the "internal approval process" to explain whether such process is part of any cash management policy that dictates how funds are transferred between "[y]our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs" and state whether this process will also dictate how funds will be transferred to investors, and disclose the source of any such policies.

D. Risk Factors
Summary of Risk Factors
Risks Related to Our Corporate Structure, page 15

8.      In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the

securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As a related matter, provide the cross-reference to the relevant individual detailed risk factor for each summary risk factor.

We are subject to a variety of laws and other obligations regarding data protection..., page 29

9.      You express uncertainty in this risk factor as to whether you would be deemed to be a critical information infrastructure operator or whether your data processing activities would be deemed to affect or may affect national security under PRC law, as discussed in the Cybersecurity Review Measures promulgated by the CAC.  This uncertainty seems to conflict with your statement on page 5 where you state without qualification that you are not required to go through a cybersecurity review by the CAC.  Please revise or advise.

Certain judgments obtained against us by our shareholders may not be enforceable., page 67

10.     You disclose that most of your current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. Revise to clarify whether any of your current directors and senior executive officers are located in the PRC or Hong Kong and revise to identify the individuals. If any individuals are located in Hong Kong, revise to discuss enforceability in such jurisdiction.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

11.     We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

12.     In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

13.     We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for "17 Education & Technology or the VIEs." We also note that your list of subsidiaries in

Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and the British Virgin Islands that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

<u>General</u>

14.     Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note references throughout the document that you may "be able to direct the business operations of the VIEs" or "direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu (the VIE) and its shareholders." Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Yilin Xu, Esq.